Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Entergy ITC Transaction

PMO Progress Report Q4 2012

Transco Accelerates, Inside Company and Out

With filings nearly complete, outreach and communications ramp up.

With regulatory filings largely completed by late fall 2012, attention turned to stakeholder outreach and procedural schedules being drafted by regulatory bodies. Procedural schedules have been published by the Louisiana Public Service Commission, the New Orleans City Council, the Arkansas Public Service Commission, and the Mississippi Public Service Commission.

One of the most important regulatory impacts in 2012 was receipt of the remaining conditional approvals for the Entergy operating companies to join the Midwest Independent Transmission System Operator; membership in such a regional transmission organization is a requirement to close the transmission spin-off and merger with ITC.

In the fourth quarter, lead teams continued extensive outreach efforts with key stakeholders. In Texas, for instance, a meeting held for the benefit of municipal governments brought representatives of more than a dozen cities together to learn more about the proposal and projected benefits. In Arkansas, a series of meetings reached commercial, industrial and municipal customers.

In a similar vein, the communications team worked with operating company presidents to plan informational sessions for customer-facing employees, and laid the groundwork for outreach to media representatives in advance of regulatory proceedings. Heightened communications will begin early in 2013. On a parallel track, staffing has largely been solidified and teams are moving into implementation of the separation activities.

A Note from Joe

The fourth quarter was very active in advancing the transaction. Implementation planning was completed for Transco. Entergy’s Remainco team is working separately on implementation plans that will be complete by the end of January.

Now that regulatory schedules have come together, additional clarity has been provided on a potential closing timeline. Procedural schedules set to date indicate that commission decisions may occur later in 2013 than originally anticipated. As a result, during January and February, the PMO will be working with each implementation team to identify appropriate adjustments to work plans to align with the regulatory schedules.

With the involvement and commitment of many folks at ITC and Entergy, we accomplished a great deal in 2012 and are poised to successfully cross the finish line.

Joe Domino

Status Reports

HR/Staffing

Rick Riley, Jon Jipping and “ITC ambassadors” held “town hall” meetings throughout the Entergy operating companies as preliminary organizational charts were formalized for the Transco and post-spin Entergy. ITC ambassadors met with Entergy employees in small breakout groups to share their experiences with ITC and answer specific questions about the company’s programs and culture. The staffing process continues to move forward for the three employee categories: Group 1 (Transmission only), Group 2 (Transmission and Distribution) and Group 3 (Shared Services).

Group 1 employees have been identified and notified, while Group 2 employees are currently going through a selection process to equitably split employees between both companies. Director, manager and supervisor levels have already been chosen and individual contributors will be discussed by the end of January.

Shared services employees in Group 3 have had the opportunity to review all job postings for ITC and those who were interested submitted applications by Dec. 31. ITC has started the interview process for these employees and should have all decisions at the Group 3 level made by the end of February. Unions representing employees in Arkansas, Louisiana and Texas have agreed to a Memorandum of Understanding that details their selection process, and the Mississippi union is expected to reach an agreement with ITC early in 2013.

Storm Planning

Effective storm restoration has been a linchpin of the proposed spin-off and merger from the start. In 2012, hurricanes and winter storms underscored how important this critical competency will be for both companies in the future. To lay groundwork for the future operations, key Entergy and ITC personnel held a two-day workshop in late November, developing objectives and plans for the 2013 storm drill.

The teams identified key roles in the incident command system structure and appointed individuals who will be responsible for developing and leading the 2013 joint storm drill. The key focus areas of the drill will be communications, coordination and the critical activities that need to be validated. In addition, an Entergy-only storm drill is planned for 2013 to ensure readiness prior to the transaction close.

Asset Separation

Among the more complex asset separation tasks the teams attacked in the fourth quarter was how to separate transmission projects already underway—regardless of their current state of planning and construction. The team initiated a new process designed to separate in-flight projects into discrete transmission and distribution categories in preparation for the spin-off and merger. Such granularity will provide the flexibility to maintain project development schedules while ensuring the ability to separate the projects appropriately at the designated time.

Other Subteams

Late fall efforts focused on developing and integrating implementation plans based on design-phase decisions. Teams are beginning a monthly review, update and risk assessment of implementation plans containing hundreds of subtasks.

A Look Ahead

During the first quarter of 2013 we plan to finalize staffing of the new organization, recognizing that it will entail many change management activities to ensure the two new organizations are completely separated but fully engaged to continue providing world-class energy delivery and customer service.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012, and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

On September 25, 2012, ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.